Exhibit 99.2

This Interim Management’s Discussion and Analysis (“MD&A”) is dated May 15, 2023 and provides an analysis of the financial operating results for the three months ended March 31, 2023. In this MD&A, references to the “Company”, “Intercure”, and “we”, “us”, and “our” are intended to refer to the business and operations of Intercure Ltd. and its subsidiaries, unless the context clearly indicates otherwise.

This MD&A should be read in conjunction with the Company’s unaudited interim consolidated financial statements and the accompanying notes for the quarter ended March 31, 2023 (the “Quarterly Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”)

Amounts are presented in thousands of NIS, except for data otherwise noted that may be presented in Canadian dollars (CAD), denominated by “$”. The CAD/NIS exchange rate used, unless noted otherwise, was 2.6667 NIS for 1 CAD as of March 31, 2023.

Forward Looking Statements

This MD&A may contain forward-looking information within the meaning of applicable securities legislation, which reflects Intercure’s current expectations regarding future events, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources, and future plans and objectives of the Company. The words “anticipate”, “expect”, “believe”, “could”, “estimate”, “intend”, “may”, “plan,” “potential”, “should”, “will”, “would”, and similar words, phrases or expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.

Forward-looking information in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; our ability to respond to the changes and trends in our industry or the global economy; our ability to maintain sufficient and effective production and R&D capabilities; the impact of competition; future production and supply levels, and future consumer demand levels; the price of cannabis and cannabis related products; the demand for our products will grow for the foreseeable future; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Intercure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the Israeli regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (the “AIF”), which section is hereby incorporated herein by reference. Intercure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

All the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

1

Non-IFRS Measures

In this MD&A, we use certain non-IFRS financial measures to measure, compare and explain the operating results and financial performance of Intercure. These measures are commonly used by companies operating in the cannabis industry as useful metrics for measuring performance. However, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Intercure defines such financial measures as follows:

“Adjusted EBITDA” means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income);

“EBITDA” means net income (loss) before interest, taxes, depreciation and amortization; and

“Revenue Run Rate” means the revenue generated during the quarter, annualized. It provides indication of annual revenue that would be generated based on revenue generated in the quarter.

Overview

We are an Israeli public corporation with shares listed for trading on the Tel Aviv Stock Exchange under the symbol “INCR”, on the Toronto Stock Exchange under the symbol “INCR:U” and on the Nasdaq under the symbol “INCR”.

We, mainly through our wholly owned subsidiaries, Canndoc Ltd. (“Canndoc”) and Pharma Zone Pharmacy Ltd. (“Pharma Zone”), and through our majority interest in Cannolam Ltd. (“Cannolam”) and other pharmacies and trade houses, operate primarily in the medical cannabis sector (“Cannabis Sector”). In addition, we, have financial assets in the biomed sector that were made for investment purposes and do not represent a material focus of our current business (“Biomed Sector”).

We are a pioneer in the production (including the breeding, cultivating, and processing), manufacturing and distribution of pharmaceutical-grade cannabis and cannabis-based products for medical use. For more than 15 years, we have been a leader in the licensed production and distribution of cannabis and cannabis-based products throughout Israel, one of the first countries with a governmentally sanctioned regime for the production, manufacturing, and distribution of cannabis for medical use. We have developed advanced production operations, secured long-term exclusive strategic agreements with other global leaders in medical cannabis, compiled a database cataloguing the treatment of thousands of patients, established sales of our products in all cannabis-licensed pharmacies throughout Israel, and secured our position as thought leaders in the global cannabis industry. Our goal is to be a global leader in the production and distribution of high-quality pharmaceutical-grade cannabis and cannabis-based products to patients in all territories that permit and regulate the distribution of cannabis for medical use, including Israel, and the European Union.

Since the beginning of 2020, we have focused on accelerating and growing our commercial activity in major markets around the world. As part of our global vertically integrated “seed-to-sell” model, we have entered into exclusive collaborations with some of the largest international cannabis companies in the world including Tilray, Organigram, Charlotte’s Web and Cookies. These strategic agreements serve to advance our capabilities and emphasize our focus on delivering premium quality and branding to Israel and other target markets. We have expanded cooperation agreements for the production, marketing and distribution of our products in countries with supportive regulations.

We believe in the uncompromising quality of our products and we are leading the trend towards the pharmaceutical standard in the medical cannabis industry, both through a high quality, advanced production system and through extensive research and development with nine clinical studies approved by the Minister of Health. We have acquired a unique knowledge throughout our 15 years of experience operating in the cultivation, growth and genetics of cannabis strains. In addition, we have invested in a production system that adheres to the strictest regulatory and quality standards. In doing so, we achieve the highest standard of product quality for our patients and for commercial research collaborations. We believe this will enable us to enter into future target markets and strategic partnerships, expanding our leadership globally.

2

Key Q1 2023 Financial and Operational Highlights – Cannabis Sector

	Q1-23	Q1-22	Change (%)
Revenues	106,175	87,229	22%
Gross Profit(1)	35,123	35,857	-2%
% Gross Profit	33%	41%	-
Operating Profit	12,085	22,471	-46%
Adjusted EBITDA(2)	15,806	21,298	-26%
Net Cash from Operating Activities (consolidated)	(52,539)	3,068	-%

Note:

(1)	Gross profit before effect of fair value.

(2)	EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest, and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS. See “Non-IFRS Measures”.

Financial Highlights

●	Quarterly revenue of $40 million (NIS 106 million), representing 22% growth YoY and up 1% sequentially compared to the prior quarter.

●	Annualized Revenue Run Rate of $159 million (NIS 425 million).

●	Increased leadership market share due to solid demand for Canndoc’s branded products.

●	Revenue growth expected to continue throughout 2023.

●	Gross profit of $13 million (NIS 35 million), and gross margin of 33% compared to 41% (YoY) as a result of market conditions. During the quarter, financially struggling companies and companies exiting the market continue to liquidise low-to-medium quality inventories at lower prices. This had an impact primarily on our ultra-medical and legacy products, while the prices for our top selling high quality products remained stable. In addition, none of our 7 in-process pharmacies received license to dispense medical cannabis mainly due to police personal shortage., we expect all 7 pharmacies which are still in-process will be licensed by year end.

●	Adjusted EBITDA for the first quarter was $6 million (NIS 16 million).

●	Cash and restricted cash (consolidated) at quarter end of $45 million (NIS 120 million) and Net current assets of over $72 million. As interest rate environment is changing, we are constantly revising our financing structure. During the first quarter of 2023 we voluntarily repayed loans of $24 million (NIS 64 million). In addition to the cash position we have unutilized credit lines and financial assets of over $41 million (NIS 110 million).

Operational Highlights

●	Expansion of our trade houses operations positioning PharmaZone as the biggest medical cannabis dedicated trade house in Israel.

3

●	Announced the termination of the Better acquisition agreement, which has led us subsequently to file a lawsuit to recover the funds loaned in connection with the agreement.

●	Successfully completed export of our GMP products to Intercure’s EU hub, preparing for commercial launches of our products in UK and Germany.

Subsequent Operational Highlights

●	Signed an initial collaboration agreement with legendary boxer, entrepreneur and cannabis advocate Mike Tyson’s premium cannabis brand. The partnership will grant an exclusive distribution license to cultivate, manufacture, sell, market, and distribute all approved products and brands of TYSON 2.0 in Israel, Australia, United Kingdom, Germany and other EU countries such as Switzerland. InterCure will also have the right to use the name, the trade marks and the TYSON 2.0 intellectual property in these territories.

Review of the Company’s Operations

a. Production Operations

Our fully owned and operational production facilities include 355,000 square feet of growing and production area which together can produce up to 10 tonnes per year. Assuming our facilities are fully developed and operate at their maximum capacity, and all regulatory approvals are received, our operations allow for a maximum production capacity of over 100 tonnes of high-quality medical cannabis. In addition, we have entered several strategic supply agreements with partners that according to regulatory requirements and our quality protocols can supply us with bulk level ingredients for our branded products. This supply chain enables us to scale up while be flexible and efficient, and to meet the standards required to execute commercial exports from Israel and to serve growing demand in Israel and around the world.

Israeli Production Facilities

Through our partnership with Kibbutz Nir-Oz we operate one of the largest and most advanced medical cannabis production sites in Israel and in the world, covering a total area of 1.7 million square feet, of which 300,000 square feet are operational and produce up to 7 tonnes of pharmaceutical-grade cannabis per year. Full development of the southern facility will allow us to produce up to 88 tonnes of pharmaceutical-grade cannabis per year. The development of the southern site is carried out in a modular manner in accordance with the regulatory developments concerning the export of medical cannabis from Israel.

Through our partnership with Beit HaEmek Kibbutz, we own and operate our primary production facility, located in northern Israel, utilizing climatized greenhouses. This site currently occupies approximately 55,000 square feet with the capacity to produce up to 3 tonnes of pharmaceutical-grade cannabis per year. Full development of the northern facility will allow us to produce up to 12 tonnes of pharmaceutical-grade cannabis per year.

b. Exclusive Partnerships with Global Leaders

We have entered the following partnerships, all of which provides us with exclusive relationships to distribute the noted products within certain geographical areas:

Cookies

Cookies is one of the most well-respected and top-selling cannabis brands in California and throughout the world. Cookies and its products are recognized globally and offer a collection of over 150 proprietary cannabis varieties and product lines.

Cannolam entered into an exclusive license agreement with Cookies in 2019 by which Cannolam has the exclusive rights to use the Cookies brand in Israel. Cannolam currently operates two Cookies-branded pharmacy in Jerusalem and Be’er Sheva which was approved to sell medical cannabis in the third quarter of 2022.

4

We entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in Austria opened in the second quarter of 2022 and our first store in the UK is expected to open in in the second quarter of 2023 as a result of delays caused by local regulations.

Tilray

Tilray Inc. (NASDAQ: TLRY) (“Tilray”) is a global pioneer in the research, cultivation, production, and distribution of cannabis and cannabinoids, currently serving patients and consumers in 16 countries spanning five continents.

In December 2019, we established a strategic collaboration with Tilray and its wholly-owned subsidiary, Tilray Portugal Unipessoal LDA (“Tilray Portugal”) for the purpose of providing us with access to existing and potential markets in Tilray’s operating territories. The collaboration between Tilray and us consists of a set of agreements with Tilray Portugal (the “Tilray Agreements”). The Tilray Agreements provide us with a seven-and-a-half year exclusivity period over all of the final Tilray-branded products sold in Israel.

In December 2021, we learned that Tilray Portugal had sold 500 kilograms of products to another Israeli company, which we believed violated the exclusivity provision in the agreement between us and Tilray Portgual. We exchanged correspondence with Tilray and Tilray Portugal in which we asserted that Tilray Portugal had violated the exclusivity provision and further asserted that our exclusivity rights remain in full force and effect. As we are still in dispute with Tilray and Tilray Portugal on this matter, we are continuing to assess our rights and remedies, including legal action against Tilray. Although the Israeli company responsible for violating our exclusivity agreement has declared bankruptcy, we are still considering pursuing compensation for the breach. As of the date of this MD&A, there have been no legal proceedings, and the parties are still discussing a possible resolution for the dispute.

Organigram

Organigram, Inc. (NASDAQ: OGI) (TSX: OGI) (“Organigram”), is a leading licensed producer of cannabis.

In June 2020, we entered into a contractual relationship with Organigram for the purpose of collaborating to develop, import and export medical cannabis products in the state of Israel and across Europe (the “Organigram Agreement”).

In accordance with the Organigram Agreement, we import 3,000 kilograms of medical cannabis products from Organigram’s advanced indoor facility in Canada and produce and market the “Canndoc Indoor” family of medical cannabis products in pharmacies throughout Israel. Final products are distributed by Canndoc’s distribution channels to all pharmacies in Israel. The Organigram Agreement provides us with an aggregate of up to a seven-and-a-half year exclusivity period (in addition to certain other rights and subject to certain conditions) over all of the final Organigram-branded products sold in Israel.

After the expiry of the Organigram Agreement’s initial 18-month term in December 2021, we exercised our option to import from Organigram an additional 3,000 kilograms per year of medical cannabis products for an additional period of two years.

On November 17, 2022 we announced that we entered into a new multi-year agreement with Organigram to continue supply of dried flower to InterCure (the “New Strategic Agreement”). The New Strategic Agreement contemplates up to 20,000 kg to be supplied to InterCure’s international supply chain. Subject to the terms and conditions of the New Strategic Agreement, Organigram has agreed to exclusively supply Intercure in Israel for a period of three years and one extra year with a right of first refusal. Additionally, the parties agreed on certain popular genetics which will be exclusively supplied for distribution into Intercure’s international supply chain, subject to local regulations. Almost 3.5 tonnes have already been imported under the New Strategic Agreement.

5

Charlotte’s Web

Charlotte’s Web Inc. (TSX: CWEB) (OTCQX: CWBHF) (“Charlotte’s Web”) is the owner of one of the largest worldwide CBD brands.

In December 2020, we entered into a collaboration with Charlotte’s Web, under which we are the sole partner of Charlotte’s Web in Israel, and through which its products will be marketed in Israel under a joint brand for the Israeli market, subject to certain conditions, including certain regulatory matters within central European countries and England (the “Charlotte’s Web Agreement”).

The Charlotte’s Web Agreement is for a period of five years (with a one-year extension option) from the date that CBD is removed from the Israeli Dangerous Drug Ordinance. On February 28, 2022, the Minister of Health adopted a committee recommendation to remove CBD from the Dangerous Drugs Ordinance, provided that the maximum concentration of THC in the finished product does not exceed 0.3%. The Minister of Health will sign an executive order, which will need to be affirmed by the Knesset’s Health Committee, to complete the delisting process. However, as the political status in Israel is uncertain due to the lack of a stable government, it is unclear when CBD will be delisted.

In March 2022, we announced a strategic partnership with Altman Health, the market leader with an unmatched shelf space of OTC and nutritional supplements at over 1,700 points of sale, including all major pharmacies. Intercure and Altman Health plan to register, market and distribute Charlotte’s Web branded products in Israel following the registration process of Charlotte’s Web’s products with the Israeli Ministry of Health. Although reaching an agreement with Altman Health marks a significant milestone for the company’s CBD expansion strategy, the joint venture has not been established yet due to current CBD regulations in Israel. CBD is still classified as a controlled substance in Israel and meaningful operations are not allowed until it is delisted.

Fotmer Life Sciences

Fotmer Corporation S.A. (“Fotmer”) is a corporation established in Uruguay that cultivates and produces medical cannabis at a high quality.

In December 2020, we entered into an agreement with Fotmer, under which we will import from Fotmer approximately 3,000 kilograms of quality medical cannabis products, each year for a period of four years (the “Fotmer Agreement”). Subject to the terms set out therein, the Fotmer Agreement provides us with a seven-and-a-half year exclusivity period over all of the final Fotmer-branded products sold in Israel.

During the reported period, we completed the first two import shipments from Fotmer.

c. Sales and Distribution

Israel

Under current regulations, patients in Israel fill prescriptions directly from a registered pharmacy. Our products meet all of the IMCA standards and are permitted to be sold within all registered pharmacies across Israel that are otherwise permitted to dispense medical cannabis to patients. We sell our products through pharmaceutical distributors and licensed retail pharmacy locations where patients can fill their prescriptions on-site or have our products delivered directly to their residence. Under the current regulations, the price of cannabis products is not fixed and will be determined primarily by market demand.

Fully Owned Trade Houses

In May 2021, we acquired 100% ownership of Pharma Zone Ltd., a thriving medical cannabis trade house in Israel that distributes our top-quality products to over 100 locations nationwide.

In addition, in May 2021, we purchased 100% of one of the leading operating trading houses in Israel (addition to Pharma Zone), which is authorized to distribute GMP medical cannabis products to pharmacies. The purchase of the trading house will support our vertically integrated model and be an addition to our existing distribution channels.

6

SLE

In September 2019, we entered into a distribution agreement with SLE, a subsidiary of Teva Group Pharmaceutical Industries Ltd., a leading Israeli company in the health services field (the “SLE Agreement”). Pursuant to the SLE Agreement, SLE provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years. In June 2021, the SLE Agreement was extended for an additional three years and may be renewed for two additional periods of three years each unless one of the parties terminates the agreement by providing 180 days’ notice. SLE holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Novolog

In December 2020, we entered into a distribution agreement with Novolog, a leading Israeli company in the logistic health services field (the “Novolog Agreement”). Pursuant to the Novolog Agreement, Novolog provides us with logistics, storage, collection and distribution services for our medical cannabis products throughout Israel for a term of three years, with two optional extensions of two years each. Novolog holds an IMC-GDP distribution license and possesses an advanced logistics facility.

Super Pharm

In March 2020, we entered into a binding preliminary distribution agreement with Super-Pharm Ltd. (“Super Pharm”), the largest chain of pharmacies in Israel (which operates approximately 260 pharmacies) (the “Preliminary Super Pharm Agreement”). Super Pharm currently operates 60 pharmacies that sell cannabis for medical purposes (the “Super Pharm Pharmacies”). Pursuant to the Preliminary Super Pharm Agreement, Super Pharm agreed to purchase from us, and we agreed to sell to Super Pharm, 10 tonnes of our medical cannabis products for a period of three years, subject to signing a more detailed agreement (the “Super Pharm Agreement”). The parties to the Preliminary Super Pharm Agreement covenanted to negotiate in good faith and enter into the Super Pharm Agreement within 90 days from the date of the Preliminary Super Pharm Agreement. Super Pharm Agreement Negotiations have been extended several times. At the date of this MD&A, the parties maintain their relationship, which includes ongoing distribution of the Company’s products in Super Pharm Pharmacies, and the parties are close to finalizing the Super Pharm Agreement. We expect that the Super Pharm Agreement will be signed during the second quarter of 2023.

d. Expansion of the Medical Cannabis Dispensing Operation

Through our subsidiaries, we operate the first and leading chain of private pharmacies focused on dispensing medical cannabis in Israel, which includes 26 pharmacies across Israel, one CBD and life style products store in Austria and one pharmacy waiting for regulatory approval in the UK, under different brands including Givol™, Max Pharm, Cookies and Lemonade. Twenty of the pharmacies hold permits and licenses for the distribution of medical cannabis and we are in the process of obtaining licenses for the remaining seven.

The remaining seven pharmacies are now in different stages of development, while some are open and do business like regular pharmacies selling other prescription drugs, and OTC medicines, some are still in stages of construction and some are waiting for regulatory approvals.

International

Germany

In June 2019, we entered into a non-exclusive distribution agreement with a licensed distributor in Germany, for the purpose of distributing our pharmaceutical-grade products within Germany (the “German Distribution Agreement”). Since the end of the reported period, there has been no distribution of medical marijuana products under the German Distribution Agreement. The parties to the agreement are still exploring the optimal route to enter the German medical cannabis market.

7

Austria

On April 4, 2021, we entered into a partnership with an Austrian entity to operate together in the developing cannabis markets in Austria and Luxembourg. Pursuant to the agreement, the partnership will replicate the successful model of our subsidiary Canndoc in Israel to establish and manage the distribution, marketing, and sales of the Company’s products in selected countries in Europe. The partnership’s planned operations will be vertically integrated and will include both online and retail distribution for our branded products. The Austrian entity has committed to invest €10 million in an Austrian joint venture, which will be equally owned by the parties, with an option for the Austrian entity to increase its shares to 51% of all outstanding shares of the joint venture at any time. Operation under the joint venture agreement has not yet begun, and it is subject to the regulatory landscape development, which will allow Canndoc products to be sold in the selected markets. Due to the delays in the progress of the regulatory framework in the Austrian market, the Company anticipates challenges in executing this partnership. The financial macro environment has undergone a significant change, and it remains uncertain whether the Austrian partner will be able to fulfill their financial commitment as per the agreement between the parties.

While this partnership suffered from significant delays and setbacks and it is now uncertain if we will be able to sell Canndoc branded medical cannabis products through this channel, it does not affect our other operations in Austria through our partnership with Cookies. We continue to operate our CBD and accessories store in Vienna, which has expanded its product offerings during the reported period.

UK

We entered into a multi-year agreement with Cookies under which we expect to establish Cookies stores and medical cannabis pharmacies in Austria and the United Kingdom, subject to local regulations. Our first store in the UK is expected to open during 2023 as a result of delays caused by local regulations.

Results of Operations

Financial data is expressed in thousands of NIS. The following table summarizes our historical consolidated statements of comprehensive income for the three months ended March 31, 2023:

	For the 3-months ended on March 31
	2023	2022
Revenues	106,175	87,229
Gross profit before effect of fair value	35,123	35,857
Gross profit after effect of fair value	34,327	39,384
Research and development expenses	(157)	(162)
General and administrative expenses	(11,210)	(8,308)
Share based payments	(1,409)	(851)
Marketing and selling expenses	(13,570)	(9,830)
Impairment losses and (gains) on financial assets through profit or loss	4	(50)
Other expenses (income), net	(2,038)	(195)
Consolidated operating profit (loss)	5,947	19,988
Comprehensive income (loss)	92	14,699
Interest / Financing expenses (income) net	4,173	581
Tax expenses	1,682	4,708
	2023	2022
Depreciation and amortization	2,925	2,354
EBITDA	8,872	22,342
Share-based payment expenses	1,409	851
Other expenses (income(, net	2,038	195
Impairment losses and (gains) on financial assets through profit and loss	(4)	50
Fair value adjustment to inventory	796	(3,527)
Adjusted EBITDA	13,111	19,911
Basic earnings (loss) per share	0.005	0.38
Diluted earnings per share	0.005	0.36

8

Revenues – Revenue for the first quarter of 2023 was increased by 22% compared to the corresponding period last year and increased by 1% compared to the previous quarter. The growth was primarily derived from high demand for the Company’s quality product lines, market growth, increase in the Company’s market share, implementation of commercial agreements with pharmacies, and the continued growth of our pharmacy chain.

Gross profit before effect of fair value – Gross profit of $13 million (NIS 35 million), we presented gross margin of 33% compared to 41% (YoY) as a result of market conditions. During the quarter, financially struggling companies and companies exiting the market continue to liquidise low-to-medium quality inventories at lower prices. This had an impact primarily on our ultra-medical and legacy products, while the prices for our top selling high quality products remained stable. In addition, none of our 7 in-process pharmacies received license to dispense medical cannabis mainly due to police personal shortage, which we expect all 7 in-process pharmacies to be licensed by year end.

Adjusted EBITDA – Adjusted EBIDTA has decreased by 34% mainly due to the described effects the changes in the local market conditions had on our overall gross margins.

Total Assets and Liabilities

	As of March 31
	2023	2022
Total current assets	426,034	374,171
Total non-current assets	449,645	369,565
Current Liabilities	233,410	223,529
Non-current Liabilities	119,291	35,694

Total Current Assets - The increase in 2023 was primarily due to continuous increase in Intercure’s activity (trade receivables, inventories, and biologic assets).

Total Non-Current Assets – The increase in the first quarter of 2023 was primarily due to the consolidation of our subsidiaries, and our pharmacy footprint expansion. The consolidation of those subsidiaries’ operations led to an increase in the non-current assets and goodwill.

Current Liabilities – The total number of current liabilities was slightly increased in the first quarter of 2023.

Non-Current Liabilities – The total amount of non-current liabilities was increased in the first quarter of 2023 primarily due to debt restructuring made by the Company due to the increase in interest rates caused by global inflation.

Cash Flow

Intercure’s approach to liquidity is to always have sufficient liquidity to meet its liabilities as they come due. This is achieved by continuously monitoring cash flows and reviewing actual operating expenditures and revenue against budget.

Cash Flow	For three months ended on March 31, 2023	For three months ended on March 31, 2022
Net cash provided by (used in) operating activities	(52,539)	3,068
Net cash provided (used in) by financing activities	(59,355)	17,766
Net cash provided by (used in) investing activities	(14,421)	(9,735)
Change in cash during the period	(126,315)	11,099
Exchange differences in respect of cash and cash equivalent balances	96	1,657
Cash and cash equivalents, beginning of quarter	232,589	196,217
Cash and cash equivalents, end of quarter	106,370	208,973

Net cash flow used by operating activities – During the first quarter of 2023 we had a negative 52 NIS million net cash flow from operating activities compared to a positive 51 NIS million in 2022, mainly due to timing differences and changes in our working capital (increase of 62 NIS million), we expect those changes to be moderated throughout 2023.

9

Net cash provided by financing activities – As interest rate environment is changing, we are constantly revising our financing structure. During the first quarter of 2023 we voluntarily repaid loans of NIS 64 million. In addition to the cash position we have unutilized credit lines and financial asset of over NIS 110 million.

Net cash used in investing activities – The main investment for the quarter ended March 31, 2023 was the continued investment in our pharmacy chain.

Summary of Quarterly (Consolidated) Results

The following table sets forth selected unaudited quarterly statements of operations data of the last eight quarters. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Revenue	106,175	105,606	100,572	95,277	87,229	79,701	61,695	45,230
Gross Profit (Loss)	35,123	37,484	44,074	41,542	35,857	36,613	24,682	19,267
Adjusted EBITDA	13,111	17,137	19,652	20,709	19,911	19,446	11,999	10,814
Basic earnings (loss) per share	0.005	0.19	0.16	0.35	0.38	(0.07)	(0.04)	0.14
Diluted earnings per share	0.005	0.19	0.16	0.34	0.36	(0.07)	(0.04)	0.12

Revenues – The growth in revenues quarter to quarter was primarily due to (a) the expansion of the Company’s production operations, (b) the increase in sales of the Company’s branded products, and (c) the expansion of the Company’s chain of pharmacies and trade houses.

Gross Profit – The decrease in gross profit in the last two quarters was mainly due to market conditions. During the quarter, financially struggling companies and companies exiting the market continue to liquidise low-to-medium quality inventories at lower prices. This had an impact primarily on our ultra-medical and legacy products, while the prices for our top selling high quality products remained stable. In addition, none of our 7 in-process pharmacies received license to dispense medical cannabis mainly due to police personnel shortage. We expect all 7 in-process pharmacies to be licensed by year end.

Adjusted EBITDA – The decrease in EBITDA in the last two quarters is primarily due to changes in our gross profit as described, while keeping operating expenses relatively stable.

Liquidity and Capital Resources

Intercure has been generating profits which are expected to be the primary sources to fund its future operations. As a public company, Intercure may access the public and/or private markets to finance any additional needs it may have, including through the issuance of debt or equity securities.

The Company has a factoring agreement in respect of customer debt with a leading bank in Israel and other financing institutions. In accordance with the agreement, as of the reporting date, the Company assigned, through absolute assignment by way of sale, customer debt in the amount of approximately NIS 60 million with an estimate annual interest of Prime +1.6% .

10

During the reported period we voluntarily repaid loans of NIS 64 million. We have aggregate loans in the amount of NIS 172 million for periods of 0.3 – 5.0 years at interest rates ranging from Prime +1.97% to Prime +2.05%.

Intercure does not expect to require any additional funding in the future as it projects a positive cash flow from operations.

Summary of Contractual Obligations

NIS in thousands	Up to one year	1-3 years	4-5 years	5 years or more	Total
Credit from banking corporations	75,576	73,528	21,943	491	171,538
Trade payables and other payables	148,776	–	–	–	148,776
Lease liability	4,500	7,947	2,717	11,783	26,947
Short term loan from related party	1,139	–	–	–	1,139
Total	229,991	81,475	24,660	12,274	348,400

Critical Accounting Estimates

The Company’s critical accounting estimates are summarized in note 3 of the Annual Financial Statements. The Company has had no significant changes in critical accounting estimates

Changes in Accounting Policies including Initial Adoption

During the reported period, the Company changed the classification of interest paid on loans to be classified as part of financing activity. The Company made many investments in the last year through loans and considered it more appropriate to present this under financing activity. Refer to the Annual Financial Statements for further details of the Company’s changes in accounting policies.

Outstanding Share Data

As of the date of this MD&A, Intercure’s outstanding shares capital can be summarized as follows:

Type	Shares	Options / Warrants
Ordinary Shares	45,572,709
Options (B) (1)		1,631,708
ESOP (A) (2)		1,199,791
ESOP (B) (3)		717,792
ESOP (C) (4)		340,170
ESOP (D) (5)		596,937
ESOP (E) (6)		460,000
ESOP (F) (7)		287,131

Notes:

(1)	Options (B) were issued to certain investors in July 2020 and expire in August 2023 with an exercise price of NIS 19.58* per ordinary share.

(2)	ESOP (A) were issued to our directors between September 2018 to January 2020 and expire in ten years from the date of issuance with an exercise price of NIS 15.57 * per ordinary share.

(3)	ESOP (B) were issued to certain employees in January 2021 and expire in five years from the date of issuance with an exercise price of NIS 18.38* per ordinary share.

11

(4)	ESOP (C) were issued to certain employees in August 2021 and expire four years from the date of issuance with an exercise price of NIS 20.16 per ordinary share.

(5)	ESOP (D) were issued to certain employees in May 2022 and expire four years from the date of issuance with an exercise price of NIS 20.68 per ordinary share.

(6)	ESOP (E) were issued to our Chief Executive Officer on September 15 and expire four years from the date of issuance with an exercise price of NIS 21.76 per ordinary share.

(7)	ESOP (F) were issued to certain employees in November 2022 and expire four years from the date of issuance with an exercise price of NIS 16.96 per ordinary share.

* On April 8, 2021 the Company effectuated a capital consolidation.

Transactions with Related Parties

Loans from related party

Following Intercure’s acquisition of Canndoc and the appointment of Mr. Avner Barak as a director of Intercure, a previous loan from Mr. Avner Barak to Canndoc in the amount of NIS 718 thousand was assumed by Intercure. The loan principal bears annual interest, calculated annually, according to the minimum interest rate prescribed in section 3J of the Income Tax Ordinance (2.61% in 2018). The loan will be repaid in equal monthly installments (principal and interest) in the amount of NIS 15 thousand per installment. The balance of the loan as of March 31, 2023 was approximately NIS 32 thousand. The loan was loaned by the founder to Canndoc before Intercure acquired it to support its operations. When Canndoc was purchased, the terms of the loans were agreed as part of the acquisition agreement.

Cannolam and other subsidiaries have loans to shareholders as of the date of acquisition by Intercure. The total balance of the loans as of March 31, 2023 was NIS 1,108 thousand. The principal on the loans bear annual interest in NIS, calculated annually, according to the minimum interest rate prescribed in section 3J of the Israeli Income Tax Ordinance (2.42% in 2022). The loans were granted by the founders of the companies before Intercure acquired them to support their operations. When the companies were purchased, the terms of the loans were agreed as part of the acquisition agreements.

Sublease agreement with companies related to a related party

Canndoc subleases part of its headquarters’ offices to XTL Ltd, GFC Ltd., and GreenForest Ltd., which are related to Intercure’s controlling shareholder, Mr. Alexander Rabinovich. The aggregate revenue generated by Intercure from the leases is approximately NIS 16 thousand per month. The subleases are back-to-back in terms of Canndoc’s lease with the landlord relative to its leases with Mr. Rabinovich.

Proposed Transactions

We seek potential acquisition targets on an ongoing basis and may complete several acquisitions in any given fiscal year.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Financial Instruments and Other Instruments

We do not have any financial instruments other than normal course accounts receivable and payables associated with our business activities.

Risk and Uncertainties

We are subject to foreign exchange and liquidity risks.

Foreign Exchange Risk. Our reporting and functional currency is the NIS, but some portion of our operational expenses are in U.S. dollars, Canadian dollars and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us and our operations could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

12

Liquidity risk. We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents available-for-sale financial assets and short-term deposits). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk.

Business Developments

For the quarter ended March 31, 2023 and up to the date of this MD&A:

On February 1, 2023 we announced that further to the merger agreement with Cann Pharmaceutical Ltd. (“Better”) dated as of February 13, 2022, pursuant to which and subject to its terms, InterCure was to acquire 100% of the issued and outstanding shares of Better (the “Better Agreement”), and further to the Company’s press release dated November 23, 2022 regarding the fundamental disagreements between the parties, that the closing conditions contained in the Better Agreement were not met.

In accordance with the terms of the Better Agreement, the Better Agreement terminates automatically if the closing conditions and the merger are not completed by 5:00 pm (Israel time) on January 31, 2023. Accordingly, and in light of the fact that the closing conditions were not met by such date, the Better Agreement was automatically terminated.

On February 14, 2023 we announced that we filed a lawsuit against Better to recover funds loaned and invested in the course of their dealings in connection with the Better Agreement.

On April 20, 2023, we announced that Intercure entered into a binding letter of intent for a business partnership with TYSON 2.0, Mike Tyson’s premium cannabis brand. The partnership will see Intercure granted an exclusive distribution license to cultivate, manufacture, sell, market, and distribute all approved products and brands of TYSON

2.0 in Israel, Australia, United Kingdom, Germany and other EU countries such as Switzerland.

On April 26, 2023, we announced that we were informed that a lawsuit was filed against us in Tel Aviv-Jaffa District Court in Israel by minority shareholders of our subsidiary, Cannolam. The lawsuit relates to disagreements concerning the ongoing management of Cannolam and whether the Company is the owner of Doron and Ahuza pharmacies. If it will be decided that Cannolam is the owner of Doron and Ahuza pharmacies, the Company will have to recognize an additional immaterial amount of NIS 270 thousands of non-controlling interests as of March 31, 2023. Intercure has conducted a preliminary review of the claims made by the minority shareholders and believes that they lack a valid legal basis. The Company is evaluating all legal options, including potential counterclaims. The Company is committed to vigorously defend its interests and will take all legal actions available to it. In light of the preliminary stage of the proceedings, it is not possible to estimate the claim’s chances. Therefore, a provision in respect of the motion was not included in the Company’s financial statements.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

13